SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                 AMENDMENT NO. 2
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   TRISM, Inc.
           -----------------------------------------------------------
                               (Name of applicant)

                                 4174 Jiles Road
                               Kennesaw, GA 30144
           -----------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


               TITLE OF CLASS                            AMOUNT
               --------------                            ------
12% Senior Subordinated Notes Due 2005                $30,000,000


                     ---------------------------------------



             Approximate date of proposed public offering: February 9, 2000.





                                James G. Overley
                                   TRISM, Inc.
                                 4174 Jiles Road
                               Kennesaw, GA 30144
                     (Name and address of agent for service)

                                 with a copy to:

                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036


                     ---------------------------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

     1.   General information.

          (a)  Form of organization: Corporation

          (b)  State or other sovereign power under the laws of which organized:
Delaware

     2. Securities Act exemption applicable. TRISM, Inc. (the "Applicant" or the "Company") relies upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") (and the equivalent state securities or "blue sky" laws) provided by Section 3(a)7 of the Securities Act and Section 1145(a)(1) of Title 11, United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") as the basis for its claim that the registration of the offer and sale, pursuant to the Plan (as defined below) of the 12% Senior Subordinated Notes due 2005 (the "Notes") to be issued by the Company under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Company and U.S. Bank Trust National Association, as trustee (to be named by amendment)(the "Trustee"), is not required under the Securities Act. Section 3(a)7 of the Securities Act provides that the provisions of the Securities Act do not apply to any certificates issued by a receiver or by a trustee or debtor in possession in a case under Title II of the Bankruptcy Code, with the approval of the court. Generally,
Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the requirements of the Securities Act and the equivalent state securities and "blue sky" laws if the following conditions are satisfied: (1) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor and
(3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property.

     On September 16, 1999, the Company, Trism Heavy Haul, Inc., Trism Specialized Carriers, Inc., Trism Special Services, Inc., Trism Secured Transportation, Inc., Diablo Systems, Inc., Trism Eastern, Inc., Tri-State Motor Transit Co., Trism Logistics, Inc. and Trism Equipment, Inc. filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District Court of Delaware. The Company has continued to operate its business and manage its properties as a debtor-in-possession pursuant to
Section 1107 and 1108 of the Bankruptcy Code.

     The Company proposes to issue the Notes pursuant to its Joint Plan of Reorganization dated October 25, 1999 ("Plan"). The Second Amended Disclosure Statement dated October 25, 1999 was distributed to holders of claims against or interests in the Company for the purpose of soliciting their votes for the acceptance or rejection of the Plan. The Disclosure Statement was approved by the Bankruptcy Court on October 25, 1999. The Plan was confirmed at a hearing held on December 9, 1999.

                                  AFFILIATIONS



     3. Affiliates. The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of November 30, 1999.



      TRISM, Inc. (100%)

         |-------Trism Heavy Haul, Inc. (100%)

         |       |------E.L. Powell & Sons Trucking Co., Inc.

         |       |------Trism Specialized Carriers, Inc. (100%)

         |              |------Trism Special Services, Inc.

         |

         |-----------------Trism Secured Transportation, Inc. (100%)

         |       |-----Diablo Systems, Incorporated

         |       |-----Trism Eastern, Inc.

         |       |-----Tri-State Motor Transit Co. (100%)

         |              |------Aero Body and Truck Equipment, Inc.

         |

         |-------Trism Transport, Inc. (100%)

         |              |------Trism Transport Services, Inc.

         |

         |-------Trism Logistics, Inc.

         |

         |-------Trism Equipment, Inc.



     Certain directors and executive officers of the Company identified in Item 4 below may be deemed to be affiliates of the Company.

     As of the Effective Date, Merrill Lynch Asset Management, L.P. and certain funds identified in Item 5 below may be deemed affiliates of the Company.

                             MANAGEMENT AND CONTROL



     4. Directors and executive officers. The following table sets forth the name and complete mailing addresses of all directors and executive officers of the Applicant as of November 30, 1999.

    NAME AND ADDRESS*                           OFFICE
  Edward L. McCormick                 President, Chief Executive Officer and
                                      Director
  J. Barry Moody                      Executive Vice President, Operations
  Glenn Kavanagh                      Senior Vice President, Sales and Marketing
  Ralph S. Nelson                     Senior Vice President,
                                      General Counsel and Secretary
  James G. Overley                    Senior Vice President,
                                      Chief Financial Officer and Treasurer
  Walter E. Prince                    Senior Vice President,
                                      Maintenance and Equipment
  E. Virgil Conway                    Director
  Julian H. Gingold                   Director
  James F. Higgins                    Director
  William Legg                        Director
  John L. Ray                         Director

---------------

* The address of each director and executive officer is c/o TRISM, Inc., 4174 Jiles Road, Kennesaw, GA 30144.

     Upon the Effective Date, all of the directors of the Company, except Edward
L. McCormick, will resign and new directors will be appointed. The new directors will be Thomas P. Krasner, Dana L. Manner, John S. Albanese and Randall B. Kominsky. The address of each new director is c/o TRISM, Inc., 4174 Jiles Road, Kennesaw, GA 30144.

     The executive officers of the Company will remain the same immediately following the Effective Date.

     5. Principal owners of voting securities. The following table, as of November 30, 1999, sets forth the security ownership of each person who was known by the Company to beneficially own more than 10 percent of the voting securities of the Applicant.

                                                                    PERCENTAGE
                                                                     OF VOTING
  NAME AND COMPLETE                                    AMOUNT       SECURITIES
  MAILING ADDRESS      TITLE OF CLASS OWNED            OWNED           OWNED
  -----------------    --------------------           -------       ----------
James F. Higgins         Common Stock                 584,324          10.2
c/o TRISM, Inc.
4174 Jiles Road
Kennesaw, GA 30144

     Set forth below is the security ownership of each person that is expected to beneficially own more than 10 percent of the voting securities of the Applicant after the Effective date.

                                                                    PERCENTAGE
                                                                     OF VOTING
  NAME AND COMPLETE                                   AMOUNT        SECURITIES
  MAILING ADDRESS        TITLE OF CLASS OWNED         OWNED            OWNED
  -----------------      --------------------        ---------      ----------
Merrill Lynch Asset(1)     Common Stock              564,635(2)       29.7(2)
  Management, L.P.
800 Scudders Mill Road
Plainsboro, NJ 08536

(1) Merrill Lynch Asset Management, L.P. acts as investment advisor for Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Merrill Lynch Debit Strategies Portfolio, Inc., Senior High Income Portfolio, Inc. and Merrill Lynch Phoenix Fund, Inc. and may be deemed the beneficial owner of the securities held by each of the foregoing.

(2)       Approximate.



                                  UNDERWRITERS



     6. Underwriters.

        (a) Persons acting as underwriters within the last three years: Not applicable

        (b) Proposed principal underwriter of securities proposed to be offered: Not applicable


                               CAPITAL SECURITIES


     7. Capitalization. (a) Pursuant to the Plan, the Company's Certificate of Incorporation will be amended to provide for, among other things, the authorization of 5,000,000 shares of new Common Stock, $.01 par value (the "New Common Stock").

     The following table sets forth, as of November 30, 1999, certain information as to each authorized class of securities of the Applicant:


  TITLE OF CLASS         AMOUNT AUTHORIZED               AMOUNT OUTSTANDING
  --------------         -----------------               ------------------
  Common Stock              10,000,000                        5,702,137

     The following table sets forth, as of the Effective Date, certain information as to each authorized class of securities of the Applicant:



  TITLE OF CLASS         AMOUNT AUTHORIZED               AMOUNT OUTSTANDING
 ----------------        -----------------               ------------------
 New Common Stock             5,000,000                       2,000,000

     (b) Each holder of shares of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by him on each matter properly submitted to the stockholders for their vote. The Common Stock will be canceled on the Effective Date. Each holder of shares of New Common Stock will be entitled to one vote for each outstanding share of New Common Stock owned by him on each matter properly submitted to the stockholders for their vote.


                              INDENTURE SECURITIES

     8. Analysis of indenture provisions.

     The following analysis of the indenture provisions is required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     Events of Default; Withholding of Notice of Default
     ---------------------------------------------------

     (a) Pursuant to the Indenture, an "Event of Default" will occur if:

     (1) the Company defaults in the payment of interest on any Notes when the same becomes due and payable, and the default continues for a period of 30 days;

     (2) the Company defaults in the payment of the principal of (or premium, if any, on) any Note when the same becomes due and payable, at maturity, upon acceleration, redemption or otherwise (including the failure to purchase (or offer to purchase) Notes tendered pursuant to the terms of the Indenture);

     (3) the Company or any guarantor under the Indenture fails to comply with any other agreement or covenant contained in the Notes, the Indenture or the registration rights agreement, and the default continues for the period and after the notice specified in the Indenture;

     (4) there shall be a default under any bond, debenture or other evidence of indebtedness of the Company or any guarantor under the Indenture having an aggregate amount in excess of $3,000,000, or under any mortgage, security agreement, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness, if such default either (A) results from the failure to pay principal or interest on any indebtedness or (B) relates to an obligation other than the obligation to pay principal or interest on any indebtedness and results in the holder or holders of such indebtedness causing such indebtedness to become due prior to its stated maturity;

     (5) any guarantee under the Indenture required to be in full force and effect by the terms of the Indenture ceases to be in full force and effect or is declared null and void or otherwise not enforceable against any guarantor under the Indenture in accordance with its terms, or any of the guarantors under the Indenture repudiates its obligations under its guarantee or denies that it has any further liability under the guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such guarantor), or any guarantor under the Indenture repudiates its obligations under its guarantee of the Notes or if a final judicial determination is made that such guarantee is not enforceable against any guarantor in accordance with its terms;

     (6) the Company or any guarantor under the Indenture pursuant to or within the meaning of any bankruptcy law:

     (a) admits in writing its inability to pay its debts generally as they become due;

     (b) commences a voluntary case or proceeding;

     (c) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding;

     (d) consents to the appointment of a custodian of it or for all or substantially all of its property;

     (e) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it;

     (f) makes a general assignment for the benefit of its creditors; or

     (g) takes any corporate action to authorize or effect any of the foregoing;

     (7) a court of competent jurisdiction enters a judgment, decree or order under any bankruptcy law that is for relief against the Company or any guarantor under the Indenture, in an involuntary case or proceeding which shall (A) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any guarantor under the Indenture, (B) appoint a custodian of the Company or any guarantor under the Indenture, or for substantially all of its property, or (C) order the winding-up or liquidation of its affairs, and in each case the judgment, order or decree remains unstayed and in effect for 60 days;

     (8) any warrant of attachment is issued against any property of the Company or any guarantor under the Indenture having a value of at least $3 million, which warrant is not released, stayed or bonded against within 60 days after service of process with respect thereto;

     (9) any final judgments or orders not covered by insurance (which insurance has been issued by a financially sound insurer that is not an affiliate of the Company and that has not disclaimed or threatened to disclaim coverage) for the payment in money which individually or in an aggregate amount at any one time exceeds, $3 million shall be rendered against the Company, any guarantor under or any of their respective subsidiaries by a court of competent jurisdiction shall remain unstayed, undischarged or unbonded for a period of 60 days after judgement becomes final and nonappealable; or

     (10) there shall be any failure to procure and maintain property and liability insurance continuing, in the case of failure to maintain such insurance, until the earlier of (A) 30 days after notice to the Company or any of its subsidiaries or the trustee of the lapse or cancellation of such insurance, and (B) the date such lapse or cancellation is effective as to the trustee.

     If a default or event of default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of Notes notice of the uncured default or event of default within 90 days after such default or event of default occurs. Except in the case of a default or an event of default in payment of principal of, or interest on, any Note, including the failure to make a net proceeds purchase, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the holders.


     Authentication and Delivery of the Notes; Application of the Proceeds
     ---------------------------------------------------------------------

     Pursuant to the Indenture, the Trustee shall authenticate the Notes for original issue in the aggregate principal amount of up to $30,000,000, upon a written order of the Company in the form of an officers' certificate. The officers' certificate shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated.

     There will be no proceeds from the issuance of the Notes.


     Release or Release and Substitution of Property subject to the Lien of the
     --------------------------------------------------------------------------
Indenture
---------

     The Notes are not secured by any assets of the Company.

     Satisfaction and Discharge of the Indenture
     -------------------------------------------

     Pursuant to the Indenture, the Company at its option, subject to the satisfaction of the conditions set forth below, will be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance").

     In order to exercise Legal Defeasance:

          (i) the Company must irrevocably deposit with the Trustee or paying agent, in trust, for the benefit of the holders, U.S. legal tender, U.S. government obligations which, through the scheduled payment of principal and interest in respect as will be sufficient to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (ii)the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Legal Defeasance had not occurred.

          (iii) no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the incurrence of Indebtedness) all or a portion of the proceeds of which will be used to defease the Notes.

          (iv) such Legal Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture, or a default under any other material agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound;

          (v) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the trust funds will not be subject to any rights of holders of indebtedness which is senior to the Notes, and to the effect that after the 91st day following the deposit, such trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding an other creditors of the Company;

          (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance have been complied with; and

          (viii) such Legal Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended.


     Evidence to be Furnished to Trustee as to Compliance with Conditions and
     ------------------------------------------------------------------------
Covenants
---------

     The Company and each guarantor under the Indenture shall deliver to the Trustee within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, and within 120 days after the end of the last fiscal quarter of each such fiscal year, an officers' certificate, stating that a review of its activities and the activities of its subsidiaries during the preceding fiscal quarter (or, in the case of the last fiscal quarter, the preceding fiscal year) with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such officer signing such certificate, that to the best of his knowledge the Company and its respective subsidiaries during such preceding fiscal quarter (or year, as appropriate) has kept, observed, performed and fulfilled each and every such covenant and that no default or event of default under the Indenture or, if such signers do know of such an occurrence, the certificate shall describe the occurrence and its status with particularity.

     The Company shall and shall cause each of its subsidiaries to deliver to the Trustee, forthwith upon becoming aware, and in any event within 5 days after the occurrence, of any default or event of default under the Indenture.

     Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) or any successor provision thereto if the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file them. The Company shall also (whether or not it is required to file reports with the Commission), within 30 days of each Required Filing Date, file with the Trustee, copies of the annual reports, quarterly reports and other documents (without exhibits) which the Company has filed or would have filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, any successor provisions thereto or this covenant. The Trustee shall furnish copies of any such reports and other documents to any holder upon such holder's written request. The Company shall not be required to file any report with the Commission if the Commission does not permit such filing. The Company shall also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939, as amended.

     9. Other obligors. Set forth below is the name and complete mailing address of each person, other than the Applicant, who is an obligor upon the indenture securities.

     (a) Trism Heavy Haul, Inc.

     (b) E.L. Powell & Sons Trucking Co., Inc.

     (c) Trism Specialized Carriers, Inc.

     (d) Trism Special Services, Inc.

     (e) Trism Secured Transportation, Inc.

     (f) Diablo Systems, Inc.

     (g) Trism Eastern, Inc.

     (h) Tri-State Motor Transit Co.

     (i) Aero Body and Truck Equipment, Inc.

     (j) Trism Transport, Inc.

     (k) Trism Transport Services, Inc.

     (l) TRISM Logistics, Inc.

     (m) TRISM Equipment, Inc.


     The address of each of the obligors is c/o TRISM, Inc., 4174 Jiles Road, Kennesaw, GA 30144.


                    CONTENTS OF APPLICATION FOR QUALIFICATION


     This application for qualification comprises:

     (a) Pages numbered 1 to 10, consecutively.

     (b) The statement of eligibility and qualification of the trustee on Form T-1 under the indenture to be qualified, which statement will be filed by amendment.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

     Exhibit T3A-1      Certificate of Incorporation, as amended through January
                        21, 1993 (Incorporated by reference to the Company's
                        Registration Statement on Form S-1 (Registration No.
                        33-71222), initially filed with the Securities and
                        Exchange Commission on November 4, 1993, as amended).
     Exhibit T3B-1      By-laws of TRISM, Inc. (Incorporated by reference to the
                        Company's Registration Statement on Form S-1
                        (Registration No. 33-71222), initially filed with the
                        Securities and Exchange Commission on November 4, 1993,
                        as amended)
     Exhibit T3C-1      Indenture to be dated as of the Effective Date between
                        TRISM, Inc. and the Guarantors named therein and U.S.
                        Bank Trust National Association, as Trustee.
     Exhibit T3D        Not applicable.
     Exhibit T3E-1*     Second Amended Joint Plan of Reorganization under
                        Chapter 11 of the Bankruptcy Code dated October 25,
                        1999.
     Exhibit T3F-1*     Cross reference sheet showing the location in the
                        Indenture of the provisions inserted therein pursuant to
                        Sections 310 through 318(a), inclusive, of the Trust
                        Indenture Act of 1939, as amended.
     Exhibit T3G-1      Trustee's Statement of Eligibility on Form T-1 of the
                        Trust Indenture Act of 1939, as amended.

------------
*   Previously filed.

                                    SIGNATURE



         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, TRISM, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kennesaw, and State of Georgia, on the 3rd day of February, 2000.



(SEAL)                                    TRISM, INC.





                                          By: /s/ Ralph S. Nelson
                                              ---------------------------------
                                              Ralph S. Nelson
                                              Senior Vice President and General
                                              Counsel





Attest:



By:  /s/ James G. Overley
     -------------------------
     James G. Overley
     Senior Vice President and
     Chief Financial Officer

                                                                 Exhibit T3G-1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                    FORM T-1



                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee



                      U.S. BANK TRUST NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)



      United States                                     41-0257700
(State of Incorporation)                    (I.R.S. Employer Identification No.)


    U.S. Bank Trust Center
    180 East Fifth Street
    St. Paul, Minnesota                                  55101
(Address of Principal Executive Offices)               (Zip Code)


                      U.S. BANK TRUST NATIONAL ASSOCIATION
                           100 WALL STREET, SUITE 1600
                            NEW YORK, NEW YORK 10005
                                 (212) 361-2524
            (Name, address and telephone number of agent for service)


                                   TRISM, INC.
             (Exact name of Registrant as specified in its charter)



      Delaware                                           13-3491658
(State of Incorporation)                   (I.R.S. Employer Identification No.)


    4174 Jiles Road
    Kennesaw, GA                                           30144
(Address of Principal Executive Offices)                (Zip Code)


                     12% SENIOR SUBORDINATED NOTES DUE 2005
                       (Title of the Indenture Securities)

                                     GENERAL

1.  General Information  Furnish the following information as to the Trustee.
    -------------------

     (a) Name and address of each examining or supervising authority to which it is subject.

         Comptroller of the Currency

         Washington, D.C.

     (b) Whether it is authorized to exercise corporate trust powers.

         Yes


2.  AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS  If the obligor or any
    ------------------------------------------
    underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

         None



    See Note following Item 16.



    Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.


16. LIST OF EXHIBITS  List below all exhibits filed as a part of this statement
    ----------------
    of eligibility and qualification.


    1. Copy of Articles of Association.*



    2. Copy of Certificate of Authority to Commence Business.*



    3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).*



    4. Copy of existing By-Laws.*



    5. Copy of each Indenture referred to in Item 4. N/A.

    6. The consents of the Trustee required by Section 321(b) of the Act.



    7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority is incorporated by reference to Registration Number 333-70709.

------------

     * Incorporated by reference to Registration Number 22-27000.

                                      NOTE



     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.



                                    SIGNATURE



     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, U.S. Bank Trust National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the20th day of December, 1999.



                                     U.S. BANK TRUST NATIONAL ASSOCIATION



                                     /s/ Laurie Howard
                                     ----------------------
                                     Laurie Howard

                                     Vice President



/s/ Harry H. Hall, Jr.
------------------------
Harry H. Hall, Jr.

Assistant Secretary

                                    EXHIBIT 6



                                     CONSENT



     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK TRUST NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





Dated: December 20, 1999





                                     U.S. BANK TRUST NATIONAL ASSOCIATION



                                     /s/ Laurie Howard
                                     ----------------------
                                     Laurie Howard

                                     Vice President